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                                 January 7, 2022

       Danny Meeks
       Chief Executive Officer
       Greenwave Technology Solutions, Inc.
       277 Suburban Drive
       Suffolk, VA 23434

                                                        Re: Greenwave
Technology Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 20,
2021
                                                            File No. 333-261771

       Dear Mr. Meeks:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that your common stock is currently quoted on the OTC Pink marketplace.
                                                        Please revise to
clarify that the selling stockholders will sell at a fixed price until your shares are listed or
quoted on an existing public trading market, such as the OTCQB,
                                                        OTCQX or OTCBB, and
thereafter at prevailing market prices or privately negotiated prices. Please also
disclose the fixed price.
   2. We note that the registration statement proposes to register 4,525,795,918 shares of common stock. We also
note that the company's Second Amended and Restated
                                                        Certificate of
Incorporation only authorizes 1,200,000,000 shares of common stock.
                                                        Please advise or,
alternatively, revise the registration statement to only include those resale shares which can
be supported by a filed legality opinion. For guidance on the
 Danny Meeks
Greenwave Technology Solutions, Inc.
January 7, 2022
Page 2
         substance of legality opinions and prohibited assumptions, refer to Sections II.B.1,
         II.B.2 and II.B.3.a of SLB No. 19.
3. Please tell us how you have determined to register 4,525,795,918 shares of common stock. In this regard, we note that the registration statement appears to register 300% of the total number of shares that could be issued to the selling stockholders upon conversion of outstanding convertible debt and upon exercise of outstanding warrants, and it is not clear why you need to register this amount or how you have arrived at the amounts reflected in the Selling Shareholder table in the column entitled "Maximum Number of
         Shares of Common Stock to be Sold Pursuant to this Prospectus." Tell us how these amounts reflect a good-faith estimate of the maximum number of shares you may issue upon conversion or exercise. Refer to Question 139.10 of the Section Act Sections
         Compliance and Disclosure Interpretations.
4. We note that the filing includes two sets of audited financial statements. We also note that the company only filed an auditor consent related to the audited financial statements for Greenwave Technology Solutions, Inc. Please file the missing auditor consent for the audited financial statements of Empire Services, Inc.
Prospectus Summary, page 1

5. Please revise to discuss the asset sale of the company's social media businesses and, if true, clarify that the company has discontinued all operations related to these businesses.
         Additionally, please advise what consideration you gave to providing pro forma financial information related to this disposition in the pro forma presentation starting on page F-97.
6. We note that the Greenwave Technology Solutions, Inc.'s and Empire Services, Inc.'s
         audited financial statements include going concern qualifications in their respective audit reports. Please revise the Overview section to disclose these going concern qualifications. Additionally, please revise to discuss each company's history of net losses and significant liabilities.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
27

7. Please revise to include a management's discussion and analysis of financial condition and results of operations for Empire Services, Inc. Refer to Item 303 of Regulation S-K.
FirstName LastNameDanny Meeks
Executive Compensation, page 36
Comapany NameGreenwave Technology Solutions, Inc.
JanuaryPlease
8.      7, 2022revise
                 Pagethis
                       2 section for the most recently completed fiscal year. FirstName LastName
 Danny Meeks
FirstName
GreenwaveLastNameDanny     MeeksInc.
            Technology Solutions,
Comapany
January    NameGreenwave Technology Solutions, Inc.
        7, 2022
January
Page 3 7, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services